UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 28, 2009

_____

IRWIN FINANCIAL CORPORATION
(Exact Name of Registrant as Specified in its Charter)

INDIANA	**0-6835**	**35-1286807**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of Principal Executive Offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

 Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

ITEM 1.01. Entry into a Material Definitive Agreement.

Subsidiaries of Irwin Financial Corporation (the "Corporation") have entered into agreements for the sale of certain loans and branches to enhance the Corporation's capital in connection with its strategic restructuring.

On June 30, 2009, Irwin Union Bank and Trust Company ("IUBT"), a wholly owned subsidiary of the Corporation, entered into a Loan Sale and Transfer of Servicing Agreement ("Loan Sale Agreement") with First Financial Bank, National Association, a national banking association located in Hamilton, Ohio ("First Financial"). Under the Loan Sale Agreement, IUBT sold approximately $150 million of commercial loans at par to First Financial.

In addition to customary terms, conditions and covenants, the Loan Sale Agreement provides First Financial with the opportunity, during the next 180 days, to require IUBT to repurchase any loan that is found to be in breach of a representation or warranty in the Loan Sale Agreement, after IUBT is first given the opportunity to cure any such breach over a 10 to 20-business day period (each, a "Non-Compliant Loan"). Under the Loan Sale Agreement, IUBT has deposited $5 million of the purchase price paid by First Financial into an escrow account to fund the repurchase of Non-Compliant Loans. The Loan Sale Agreement provides that any funds remaining in the escrow account at the end of the 180-day repurchase period are to be released to IUBT.

On July 1, 2009, IUBT and First Financial entered into a separate Purchase and Assumption Agreement (the "Purchase and Assumption Agreement") under which IUBT agreed to sell three branches located in Carmel, Greensburg and Shelbyville, Indiana to First Financial. The Purchase and Assumption Agreement provides for First Financial to assume the deposit liabilities at the three branches at par, and for IUBT to sell loans in a minimum aggregate amount of $50 million, also at par, to First Financial. The purchase price of these loans and the other assets being sold by IUBT will be offset against the amount owed by IUBT to First Financial for assuming IUBT's deposits and other liabilities under the Purchase and Assumption Agreement. The transactions described in the Purchase and Assumption Agreement are subject to the receipt of First Financial's required regulatory approvals, as well as other customary conditions, and the Corporation expects the transaction to close in the third quarter of 2009.

The Purchase and Assumption Agreement obligates IUBT to pay a termination fee of $5 million if the agreement is terminated for any reason, other than due to a breach by First Financial that is not or cannot be cured within 30 days of notification, or if the transaction is not consummated by October 31, 2009. Upon execution of the Purchase and Assumption Agreement, IUBT deposited $90 million into a deposit account at First Financial (the "Special Deposit"). The Purchase and Assumption Agreement provides that IUBT is to use the Special Deposit to fund the expected payment it will make to First Financial at the closing of the transaction. The Purchase and Assumption Agreement also provides that IUBT may withdraw the funds in the Special Deposit only upon (i) the payment by IUBT to First Financial of the termination fee provided for under the Purchase and Assumption Agreement, or (ii) the payment by IUBT to First Financial of any and all amounts due at the closing of the branch sales. Other withdrawals by IUBT from the Special Deposit will require the prior approval of First Financial.

Any funds remaining in the Special Deposit following either the termination of the Purchase and Assumption Agreement or the consummation of the transactions set forth therein shall be returned to IUBT.

In addition, direct and indirect subsidiaries of the Corporation closed a number of separate transactions between June 26 and June 30, 2009 for the sale of approximately $40 million in the aggregate of loans to other purchasers.

ITEM 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On June 28, 2009, Mr. Bradley J. Kime, one of the Corporation's named executive officers, communicated his intention to resign from his current position as President of the Corporation's commercial banking line of business to concentrate his efforts on helping manage the Irwin Union Bank and Trust Company commercial loan portfolio. Mr. Kime's transition will be effective as of July 1, 2009. A number, but not all, of Mr. Kime's duties will be assumed by John Wilcox, who has over 25 years of banking experience, including nearly four years in a leadership role in our commercial banking segment.

ITEM 8.01. Other Events.

On July 1, 2009, the Corporation issued a press release announcing certain asset sales and managerial changes. The press release is attached to this Form 8-K as Exhibit 99.1.

About Forward-Looking Statements

This Report on Form 8-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. We are including this statement for purposes of invoking these safe harbor provisions.

Forward-looking statements are based on management's expectations, estimates, projections, and assumptions. These statements involve inherent risks and uncertainties that are difficult to predict and are not guarantees of future performance. Words that convey our beliefs, views, expectations, assumptions, estimates, forecasts, outlook and projections or similar language, or that indicate events we believe could, would, should, may or will occur (or will not or might not occur) or are likely (or unlikely) to occur, and similar expressions, are intended to identify forward-looking statements. These may include, among other things, statements and assumptions about:

- transactions involved in our strategic restructuring, including the sale of loans and branches, and the reorganization of managerial responsibilities; and
- any other projections or expressions that are not historical facts.

We qualify any forward-looking statements entirely by these and the following cautionary factors.

Actual future results may differ materially from our forward-looking statements and we qualify all forward-looking statements by various risks and uncertainties we face, as well as the assumptions underlying the statements, including, but not limited to, the following cautionary factors:

- difficulties in completing the loan and branch sales, including the receipt of regulatory approvals;
- difficulties in completing our recapitalization plan, including the failure to raise sufficient private investment through our proposed rights offer or a possible exchange of trust preferred securities for our equity or by other means, the failure of a sufficient number of shareholders to participate in a rights offer or to exercise fully their rights, the failure to satisfy the conditions that require the standby purchasers to exercise fully their subscription privileges, the failure to receive assistance in substantially the form proposed to the U.S. Treasury and banking regulators, or the failure to obtain any necessary regulatory approvals;
- potential further deterioration or effects of general economic conditions, particularly in sectors relating to real estate and/or mortgage lending, small business lending, and franchise restaurants finance;
- fluctuations in housing prices;
- potential effects related to the Corporation's decision to suspend the payment of dividends on its common, preferred and trust preferred securities;
- potential changes in direction, volatility and relative movement (basis risk) of interest rates, which may affect consumer and commercial demand for our products and the management and success of our interest rate risk management strategies;
- the impact on staff of implementing corporate strategies that affect our work force, and potential associated charges;
- the relative profitability of our lending and deposit operations;
- the valuation and management of our portfolios, including the use of external and internal modeling assumptions we embed in the valuation of those portfolios and short-term swings in the valuation of such portfolios;
- borrowers' refinancing opportunities, which may affect the prepayment assumptions used in our valuation estimates and which may affect loan demand;
- unanticipated deterioration in the credit quality or collectability of our loan and lease assets, including deterioration resulting from the effects of natural disasters (including a pandemic);
- difficulties in accurately estimating any future repurchases of residential mortgage, home equity, or other loans or leases due to alleged violations of representations and warranties we made when selling these loans and leases to the secondary market or in securitizations;
- unanticipated deterioration or changes in estimates of the carrying value of our other assets, including securities;
- difficulties in delivering products to the secondary market as planned;

- difficulties in expanding our businesses and obtaining or retaining deposit or other funding sources as needed, including the loss of public fund deposits or any actions that may be taken by the state of Indiana and its political subdivisions;
- competition from other financial service providers, including the purchasers of our assets, for experienced managers as well as for customers;
- changes in the value of our lines of business, subsidiaries, or companies in which we invest;
- changes in variable compensation plans related to the performance and valuation of lines of business where we tie compensation systems to line-of-business performance;
- unanticipated lawsuits or outcomes in litigation;
- legislative or regulatory changes, including changes in laws, rules or regulations that affect tax, consumer or commercial lending, corporate governance and disclosure requirements, and other laws, rules or regulations affecting the rights and responsibilities of our Corporation, or our state-chartered bank or federal savings bank subsidiary;
- regulatory actions that impact our Corporation, bank or thrift, including the written agreement the Corporation and its state-chartered bank subsidiary, Irwin Union Bank and Trust Company, entered into with the Federal Reserve Bank of Chicago and the Indiana Department of Financial Institutions on October 10, 2008, and the supervisory agreement the Corporation's federal savings bank subsidiary, Irwin Union Bank, F.S.B., entered into with the Office of Thrift Supervision on the same day;
- changes in the interpretation and application of regulatory capital or other rules;
- the availability of resources to address changes in laws, rules or regulations or to respond to regulatory actions;
- changes in applicable accounting policies or principles or their application to our business or final audit adjustments, including additional guidance and interpretation on accounting issues and details of the implementation of new accounting methods;
- the final disposition of the remaining assets and obligations of lines of business we have exited or are exiting, including the mortgage banking segment, small ticket commercial leasing segment and home equity segment; or
- governmental changes in monetary or fiscal policies.

In addition, our past results of operations do not necessarily indicate our future results. We undertake no obligation to update publicly any of these statements in light of future events, except as required in subsequent reports we file with the Securities and Exchange Commission.

ITEM 9.01. Financial Statements and Exhibits.

d.) Exhibits

Exhibit No.	Description
99.1	Press Release of Irwin Financial Corporation dated July 1, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: July 2, 2009   By: /s/ Gregory F. Ehlinger

_____

GREGORY F. EHLINGER
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of Irwin Financial Corporation dated July 1, 2009.

EXHIBIT 99.1

News Release: IMMEDIATE RELEASE

For further information contact:

Susan Matthews, Media	317.590.3202
Suzie Singer, Corporate Communications	812.376.1917

IRWIN FINANCIAL CORPORATION ANNOUNCES
SALES OF ASSETS and MANAGERIAL CHANGES

(Columbus, IN, July 1, 2009) Irwin Financial Corporation (NYSE:IFC), today announced the sale of approximately $190 million of commercial loans in the second quarter and an agreement to sell three branch locations in Indiana, pending regulatory approval, in the third quarter. Approximately $150 million of commercial banking loans were sold to First Financial Bank, National Association. Approximately $40 million other commercial banking and franchise finance loans were sold to other purchasers. In aggregate, the loans were sold at 99.8 percent of par. In addition, Irwin agreed to sell the offices of Irwin Union Bank & Trust Company located in Carmel, Greensburg, and Shelbyville, Indiana to First Financial.

"We continue to pursue our conversations with the U.S. Treasury to complete our public-private partnership recapitalization plan for Irwin Financial, Irwin Union Bank and Trust and Irwin Union Bank, F.S.B.," said Will Miller, Chairman and CEO of Irwin Financial Corporation. "In the meantime, we have taken action intended to help keep our banks adequately capitalized at the end of the second quarter in order to retain access to sources of liquidity that are important to us. While we finalize our second quarter results and await approval for our capital infusion, reducing our balance sheet with loan sales at or near par value is the best way to help keep our banks adequately capitalized.

"The sale of the three branch locations north and east of Indianapolis allows us to preserve our core South Central Indiana markets. These transactions are designed to give us the time necessary to complete our work with the Treasury and private investors who have committed to make equity investments as part of our recapitalization plan," concluded Miller.

Additionally, Irwin announced a reorganization of managerial responsibilities in the commercial banking segment. John Wilcox will assume the role of President of the commercial banking division of Irwin Union Bank and Trust. Brad Kime, the current President of commercial banking, has decided to focus exclusively on loan portfolio credit quality, where management believes the company is making good progress. Rick Hagan will become the President of Irwin Union Bank, F.S.B. Mr. Wilcox and Mr. Hagan's appointments are pending regulatory approval. These changes are designed to align managerial responsibilities with the most critical tasks facing the company as it completes its restructuring.

About Irwin Financial

Irwin® Financial Corporation (http://www.irwinfinancial.com) is a bank holding company with a history tracing to 1871. The Corporation provides a broad range of banking services to small businesses and consumers in our branches in the Midwest and Southwest and to restaurant franchisees nationwide.

About Forward-looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. We are including this statement for purposes of invoking these safe harbor provisions.

Forward-looking statements are based on management's expectations, estimates, projections, and assumptions. These statements involve inherent risks and uncertainties that are difficult to predict and are not guarantees of future performance. Words that convey our beliefs, views, expectations, assumptions, estimates, forecasts, outlook and projections or similar language, or that indicate events we believe could, would, should, may or will occur (or will not or might not occur) or are likely (or unlikely) to occur, and similar expressions, are intended to identify forward-looking statements. These may include, among other things, statements and assumptions about:

- our expected results of operations during the second quarter and our expected financial condition as of June 30, 2009, including our expected regulatory capital levels;
- transactions involved in our strategic restructuring, including the sale of branches and reorganization of managerial responsibilities;
- the outcome of our proposal for a public-private partnership in raising capital, as well as other aspects of our capital-raising plans, including the possible exchange of trust preferred securities for equity or other method of increasing equity; and
- any other projections or expressions that are not historical facts.

We qualify any forward-looking statements entirely by these and the following cautionary factors. Actual future results may differ materially from our forward-looking statements and we qualify all forward looking statements by various risks and uncertainties we face, as well as the assumptions underlying the statements, including, but not limited to, the following cautionary factors:

- difficulties in completing the branch sales, including the receipt of regulatory approvals;
- difficulties in completing our recapitalization plan, including the failure to raise sufficient private investment through our proposed rights offer or a possible exchange of trust preferred securities for our equity or by other means, the failure of a sufficient number of shareholders to participate in a rights offer or to exercise fully their rights, the failure to satisfy the conditions that require the standby purchasers to exercise fully their subscription privileges, the failure to receive assistance in substantially the form proposed to the U.S. Treasury and banking regulators, or the failure to obtain any necessary regulatory approvals;
- potential further deterioration or effects of general economic conditions, particularly in sectors relating to real estate and/or mortgage lending, small business lending, and franchise restaurants finance;
- fluctuations in housing prices;
- potential effects related to the Corporation's decision to suspend the payment of dividends on its common, preferred and trust preferred securities;
- potential changes in direction, volatility and relative movement (basis risk) of interest rates, which may affect consumer and commercial demand for our products and the management and success of our interest rate risk management strategies;
- difficulties in obtaining regulatory approval for our managerial appointments;
- the impact on staff of implementing corporate strategies that affect our work force, and potential associated charges;

2

- the relative profitability of our lending and deposit operations;
- the valuation and management of our portfolios, including the use of external and internal modeling assumptions we embed in the valuation of those portfolios and short-term swings in the valuation of such portfolios;
- borrowers' refinancing opportunities, which may affect the prepayment assumptions used in our valuation estimates and which may affect loan demand;
- unanticipated deterioration in the credit quality or collectability of our loan and lease assets, including deterioration resulting from the effects of natural disasters (including a pandemic);
- difficulties in accurately estimating any future repurchases of residential mortgage, home equity, or other loans or leases due to alleged violations of representations and warranties we made when selling these loans and leases to the secondary market or in securitizations;
- unanticipated deterioration or changes in estimates of the carrying value of our other assets, including securities;
- difficulties in delivering products to the secondary market as planned;
- difficulties in expanding our businesses and obtaining or retaining deposit or other funding sources as needed, including the loss of public fund deposits or any actions that may be taken by the state of Indiana and its political subdivisions;
- competition from other financial service providers, including the purchasers of our assets, for experienced managers as well as for customers;
- changes in the value of our lines of business, subsidiaries, or companies in which we invest;
- changes in variable compensation plans related to the performance and valuation of lines of business where we tie compensation systems to line-of-business performance;
- unanticipated lawsuits or outcomes in litigation;
- legislative or regulatory changes, including changes in laws, rules or regulations that affect tax, consumer or commercial lending, corporate governance and disclosure requirements, and other laws, rules or regulations affecting the rights and responsibilities of our Corporation, or our state-chartered bank or federal savings bank subsidiary;
- regulatory actions that impact our Corporation, bank or thrift, including the written agreement the Corporation and its state-chartered bank subsidiary, Irwin Union Bank and Trust Company, entered into with the Federal Reserve Bank of Chicago and the Indiana Department of Financial Institutions on October 10, 2008, and the supervisory agreement the Corporation's federal savings bank subsidiary, Irwin Union Bank, F.S.B., entered into with the Office of Thrift Supervision on the same day;
- changes in the interpretation and application of regulatory capital or other rules;
- the availability of resources to address changes in laws, rules or regulations or to respond to regulatory actions;
- changes in applicable accounting policies or principles or their application to our business or final audit adjustments, including additional guidance and interpretation on accounting issues and details of the implementation of new accounting methods;
- the final disposition of the remaining assets and obligations of lines of business we have exited or are exiting, including the mortgage banking segment, small ticket commercial leasing segment and home equity segment; or
- governmental changes in monetary or fiscal policies.

In addition, our past results of operations do not necessarily indicate our future results. We undertake no obligation to update publicly any of these statements in light of future events, except as required in subsequent reports we file with the Securities and Exchange Commission.

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